UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

JetPay Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

913384103

(CUSIP Number)

Charles E. Glew

Steven M. Michienzi

Flexpoint Fund II, L.P.

Flexpoint Ford, LLC

676 N. Michigan Ave., Suite 3300

Chicago, Illinois 60611

(312) 327-4525

Copy to:

James S. Rowe

Mark A. Fennell, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913384103	SCHEDULE 13D	Page 2 of 8

1	NAMES OF REPORTING PERSON: Flexpoint Fund II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 26-2377163
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (1) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 12,669,407 shares of Common Stock (as defined below) issuable upon conversion of 99,666 shares of Series A Preferred Stock (as defined below).(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 12,669,407 shares of Common Stock issuable upon conversion of 99,666 shares of Series A Preferred Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,669,407 shares of Common Stock issuable upon conversion of 99,666 shares of Series A Preferred Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.8% (3)(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	Box (a) is checked with respect to the relationship of the Reporting Persons and Sundara Investment Partners, LLC, a Delaware limited liability company (“Sundara”), as described in Item 4 and footnote (4) below.
(2)	The Series A Preferred Stock is convertible into Common Stock. The calculation of shares of Common Stock is based on the number of shares of Series A Preferred Stock issued (99,666), multiplied by $300 (the purchase price per share of the Series A Preferred Stock) and divided by the applicable conversion price of $2.36, which is subject to adjustment in certain circumstances.
(3)	The calculation of the foregoing percentage is based on an aggregate of 28,258,391 shares of Common Stock outstanding, consisting of 15,588,984 shares of Common Stock outstanding as of March 21, 2017, plus an additional 12,669,407 shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Persons.
(4)	As a result of the entry by the Investor (as defined below) into the Amended and Restated Securities Purchase Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the shares of Series A Preferred Stock owned by Sundara and the shares of Common Stock into which such shares of Series A Preferred Stock owned by Sundara may be converted; however, the Reporting Persons disclaim beneficial ownership of all securities owned by Sundara. Based on information provided to the Reporting Persons, Sundara beneficially owns 33,667 shares of Series A Preferred Stock, which are convertible into 4,279,703 shares of Common Stock.

CUSIP No. 913384103	SCHEDULE 13D	Page 3 of 8

1	NAMES OF REPORTING PERSON: Flexpoint Management II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 26-2370850
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (1) (a) ☒ (b) ☐
3	SEC USE ONLY: _
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 12,669,407 shares of Common Stock issuable upon conversion of 99,666 shares of Series A Preferred Stock. (2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 12,669,407 shares of Common Stock issuable upon conversion of 99,666 shares of Series A Preferred Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,669,407 shares of Common Stock issuable upon conversion of 99,666 shares of Series A Preferred Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐ _
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.8% (3)(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	Box (a) is checked with respect to the relationship of the Reporting Persons and Sundara, as described in Item 4 and footnote (4) below.
(2)	The Series A Preferred Stock is convertible into Common Stock. The calculation of shares of Common Stock is based on the number of shares of Series A Preferred Stock issued (99,666), multiplied by $300 (the purchase price per share of the Series A Preferred Stock) and divided by the applicable conversion price of $2.36, which is subject to adjustment in certain circumstances.
(3)	The calculation of the foregoing percentage is based on an aggregate of 28,258,391 shares of Common Stock outstanding, consisting of 15,588,984 shares of Common Stock outstanding as of March 21, 2017, plus an additional 12,669,407 shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Persons.
(4)	As a result of the entry by the Investor (as defined below) into the Amended and Restated Securities Purchase Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the shares of Series A Preferred Stock owned by Sundara and the shares of Common Stock into which such shares of Series A Preferred Stock owned by Sundara may be converted; however, the Reporting Persons disclaim beneficial ownership of all securities owned by Sundara. Based on information provided to the Reporting Persons, Sundara beneficially owns 33,667 shares of Series A Preferred Stock, which are convertible into 4,279,703 shares of Common Stock.

CUSIP No. 913384103	SCHEDULE 13D	Page 4 of 8

1	NAMES OF REPORTING PERSON: Flexpoint Ultimate Management II, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 26-2360949
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (1) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 12,669,407 shares of Common Stock issuable upon conversion of 99,666 shares of Series A Preferred Stock. (2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 12,669,407 shares of Common Stock issuable upon conversion of 99,666 shares of Series A Preferred Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,669,407 shares of Common Stock issuable upon conversion of 99,666 shares of Series A Preferred Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.8% (3)(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)	Box (a) is checked with respect to the relationship of the Reporting Persons and Sundara, as described in Item 4 and footnote (4) below.
(2)	The Series A Preferred Stock is convertible into Common Stock. The calculation of shares of Common Stock is based on the number of shares of Series A Preferred Stock issued (99,666), multiplied by $300 (the purchase price per share of the Series A Preferred Stock) and divided by the applicable conversion price of $2.36, which is subject to adjustment in certain circumstances.
(3)	The calculation of the foregoing percentage is based on an aggregate of 28,258,391 shares of Common Stock outstanding, consisting of 15,588,984 shares of Common Stock outstanding as of March 21, 2017, plus an additional 12,669,407 shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Persons.
(4)	As a result of the entry by the Investor (as defined below) into the Amended and Restated Securities Purchase Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the shares of Series A Preferred Stock owned by Sundara and the shares of Common Stock into which such shares of Series A Preferred Stock owned by Sundara may be converted; however, the Reporting Persons disclaim beneficial ownership of all securities owned by Sundara. Based on information provided to the Reporting Persons, Sundara beneficially owns 33,667 shares of Series A Preferred Stock, which are convertible into 4,279,703 shares of Common Stock.

CUSIP No. 913384103	SCHEDULE 13D	Page 5 of 8

1	NAMES OF REPORTING PERSON: Donald J. Edwards I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): -
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (1) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 12,669,407 shares of Common Stock issuable upon conversion of 99,666 shares of Series A Preferred Stock. (2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 12,669,407 shares of Common Stock issuable upon conversion of 99,666 shares of Series A Preferred Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,669,407 shares of Common Stock issuable upon conversion of 99,666 shares of Series A Preferred Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.8% (3)(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Box (a) is checked with respect to the relationship of the Reporting Persons and Sundara, as described in Item 4 and footnote (4) below.
(2)	The Series A Preferred Stock is convertible into Common Stock. The calculation of shares of Common Stock is based on the number of shares of Series A Preferred Stock issued (99,666), multiplied by $300 (the purchase price per share of the Series A Preferred Stock) and divided by the applicable conversion price of $2.36, which is subject to adjustment in certain circumstances.
(3)	The calculation of the foregoing percentage is based on an aggregate of 28,258,391 shares of Common Stock outstanding, consisting of 15,588,984 shares of Common Stock outstanding as of March 21, 2017, plus an additional 12,669,407 shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Persons.
(4)	As a result of the entry by the Investor (as defined below) into the Amended and Restated Securities Purchase Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the shares of Series A Preferred Stock owned by Sundara and the shares of Common Stock into which such shares of Series A Preferred Stock owned by Sundara may be converted; however, the Reporting Persons disclaim beneficial ownership of all securities owned by Sundara. Based on information provided to the Reporting Persons, Sundara beneficially owns 33,667 shares of Series A Preferred Stock, which are convertible into 4,279,703 shares of Common Stock.

This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 21, 2013, as amended by Amendment No. 1 filed with the Commission on October 24, 2016 (the “Schedule 13D”) by Flexpoint Fund II, L.P. (the “Investor”), Flexpoint Management II, L.P. (“Flexpoint Management”), Flexpoint Ultimate Management II, LLC (“Flexpoint Ultimate”) and Donald J. Edwards (“Edwards”). The Schedule 13D relates to shares of common stock, par value $0.001 (“Common Stock”) of JetPay Corporation, a Delaware corporation (“Issuer”), issuable upon conversion of shares of series A preferred stock, par value $0.001 per share (“Series A Preferred Stock”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a), (b)

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of March 29, 2017, the Investor is the record owner of 99,666 shares of Series A Preferred Stock, which are convertible at the current conversion price of $2.36 into approximately 12,669,407 shares of Common Stock, representing approximately 44.8% of the outstanding Common Stock, based on 15,588,984 shares of Common Stock outstanding as of March 21, 2017, plus an additional 12,669,407 shares of Common Stock issuable upon conversion of the Series A Preferred Stock. Due to their relationship with the Investor, Flexpoint Management, Flexpoint Ultimate, and Edwards may be deemed to have shared voting power with respect to the Series A Preferred Stock beneficially owned by the Investor, and as a result, Flexpoint Management, Flexpoint Ultimate, and Edwards may be deemed to have shared beneficial ownership of such shares of Series A Preferred Stock.

Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of the entry into the A&R Purchase Agreement, the Reporting Persons may be deemed to be members of a “group” with Sundara and, as a result, to beneficially own the 33,667 shares of Series A Preferred Stock acquired by Sundara pursuant to the A&R Purchase Agreement and the Underlying Shares into which they may be converted. As described in Item 4 above and for the reasons stated therein, the Reporting Persons disclaim beneficial ownership of all such securities.

Although the Reporting Persons disclaim beneficial ownership of the 33,667 shares owned by Sundara, if such shares were aggregated with the 99,666 shares of Series A Preferred Stock beneficially owned by the Reporting Persons, the Reporting Persons would be deemed to beneficially own 133,333 shares of Series A Preferred Stock, convertible into 16,949,110 shares of Common Stock, constituting approximately 52.1% of the outstanding shares of Common Stock.

Except as set forth above, neither any Reporting Person nor, to the best of the Reporting Persons’ knowledge, Sundara, owns any shares of Common Stock.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Series A Preferred Stock or the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)

Except as set forth in this Item 5, none of the Reporting Persons has engaged in any transaction during the past 60 days involving shares of Common Stock or Series A Preferred Stock.

(d), (e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 is hereby amended to add the following disclosure under the heading “Amended and Restated Purchase Agreement” in such Item:

On November 16, 2016, the Investor made an indemnification claim against the Company pursuant to the A&R Purchase Agreement (the “Second Direct Air Indemnification Claim”). As a result of the Second Direct Air Indemnification Claim, the Conversion Price applicable to the Series A Preferred Stock was adjusted to $2.36 on March 22, 2017, in accordance with the terms of the A&R Purchase Agreement and the Certificate of Designation governing the Series A Preferred Stock.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Amendment with respect to such person is true, complete and correct.

FLEXPOINT FUND II, L.P.

	By:	Flexpoint Management II, L.P.
	Its:	General Partner

	By:	Flexpoint Ultimate Management II, LLC
	Its:	General Partner

Dated: March 29, 2017	By:	/s/ Donald J. Edwards
		Name:	Donald J. Edwards
		Its:	Manager

FLEXPOINT MANAGEMENT II, L.P.

	By:	Flexpoint Ultimate Management II, LLC
	Its:	General Partner

Dated: March 29, 2017	By:	/s/ Donald J. Edwards
		Name:	Donald J. Edwards
		Its:	Manager

FLEXPOINT ULTIMATE MANAGEMENT II, LLC

Dated: March 29, 2017	By:	/s/ Donald J. Edwards
		Name:	Donald J. Edwards
		Its:	Manager

Dated: March 29, 2017	/s/ Donald J. Edwards
Donald J. Edwards